Exhibit 99.1

NEWS RELEASE

Toronto, May 9, 2017

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q1 Results

Dividend Increased for 10th Consecutive Year

“Franco-Nevada’s diversified portfolio and business model continues to deliver with record Gold Equivalent Ounces and revenue being realized in the first quarter” commented David Harquail, CEO. “Recent acquisitions are performing well and we continue to benefit from increased activity on many of our properties. It is a testament to both the portfolio and our business model that Franco-Nevada has again declared a dividend increase.  This marks Franco-Nevada’s 10th consecutive year of dividend increases since it went public in late 2007.  Franco-Nevada remains debt free with increasing cash balances and we continue to see investment opportunities across various commodities.”

Q1/2017 Financial Highlights

•	131,578 Gold Equivalent Ounces[1] (GEOs) sold – a new record and a 23.4% increase year-over-year
•	$172.7 million in revenue – a new record and a 30.8% increase year-over-year
•	$128.5 million of Adjusted EBITDA[2] or $0.72 per share
•	$45.6 million of net income or $0.26 per share
•	$44.8 million of Adjusted Net Income[3] or $0.25 per share
•	$283.0 million in cash and cash equivalents at quarter-end and no debt

Revenue and GEOs by Asset Categories
		Q1/2017		Q1/2016
		GEOs	Revenue	GEOs	Revenue
		#	(in millions)	#	(in millions)
Precious Metals:
	Gold	100,540	$122.9	76,753	$91.5
	Silver	19,746	24.4	22,627	26.8
	PGMs	8,224	10.7	5,196	7.6
Precious Metals -	Total	128,510	$158.0	104,576	$125.9
Other Minerals		3,068	3.8	2,045	2.5
Oil & Gas		—	10.9	—	3.6
		131,578	$172.7	106,621	$132.0

For Q1/2017, revenue was sourced 91.5% from precious metals (71.2% gold, 14.1% silver and 6.2% PGM) and 81.0% from the Americas (13.9% U.S., 16.9% Canada and 50.2% Latin America).  Operating costs and expenses increased year-over-year in-line with the increase in the number of GEOs sold during the quarter.  Oil & gas revenue increased three-fold year-over-year, reflecting higher prices and lower capital expenses year-over-year on the Company’s Canadian assets, as well as the addition of the STACK portfolio of royalties in Q4/2016.  Cash provided by operating activities was $119.8 million, a decrease of 3.5% compared to Q1/2016, as increased gross profits were offset by changes in non-cash working capital.

Corporate Updates

•

Dividend Increase: Franco-Nevada is pleased to declare a  quarterly dividend of $0.23 per share. The dividend is a 4.5%  increase from the previous $0.22 per share quarterly dividend and marks the tenth consecutive annual dividend increase for Franco-Nevada shareholders.

•

2017 Warrants:   At the beginning of the year, Franco-Nevada had 6,510,280 common share purchase warrants outstanding. The warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017. Subsequent to March 31, 2017, Franco-Nevada received proceeds of C$157.6 million from the exercise of 2,100,718 common share purchase warrants. At May 9, 2017, there remains 4,407,675 warrants outstanding.

•

Credit Facilities: On March 22, 2017, Franco-Nevada extended the term of its existing $1 billion credit facility from November 12, 2020 to March 22, 2022.  In addition, on March 20, 2017, Franco-Nevada’s subsidiary, Franco-Nevada (Barbados) Corporation, entered into an unsecured revolving credit facility which provides for the availability of up to $100.0 million in borrowings.

•

Midland Oil & Gas Royalties:  On March 13, 2017, Franco-Nevada agreed to purchase a portfolio of oil & gas royalties in the Midland shale play of the Permian Basin of Texas for $110.0 million.  On March 14, 2017, Franco-Nevada advanced $11.0 million in an escrow account to be applied towards the purchase price upon closing. Closing is expected in Q2/2017 with revenue retroactive to Jan 1, 2017.

Q1/2017 Portfolio Updates

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 37.9% year-over-year with increases at South Arturo and Stillwater more than offsetting the decrease from Goldstrike. 19,529 GEOs were received from the U.S. precious metal assets.

•

South Arturo (4-9% royalty) – This project, operated by Barrick and Premier Gold, represented an increase of 4,309 GEOs year-over-year.  The partners are looking at a second open pit (Dee) on the property and are advancing permitting for the El Nino underground opportunity below the current pit.

•	Goldstrike (2-4% royalty & 2.4-6% NPI) – Barrick is integrating the Cortez and Goldstrike mines in an effort to reduce all-in sustaining costs which would benefit the profit royalties.
•

Stillwater (5% royalty) – Sibanye Gold successfully closed its acquisition of Stillwater Mining. The Stillwater project contributed an additional 2,004 GEOs compared to Q1/2016.  Stillwater is planning low risk organic growth with the Blitz project, which it expects to add between 270,000 and 330,000 PGM ounces of incremental production per annum by 2021.

•

Rosemont (1.5% royalty) – Hudbay released results of a feasibility study for the Rosemont project which outlined a 19 year mine life with annual copper production over the first 10 years of 127,000 tonnes.  Hudbay expects the Record of Decision to be signed in June 2017. Franco-Nevada’s 1.5% royalty covers all commodities.

•	Precious Metals — Canada: GEOs from Canadian precious metals assets increased by approximately 3.3% to 12,652 GEOs compared with Q1/2016.
•	Hemlo (3% royalty & 50% NPI) – Barrick filed a Technical Report for Hemlo outlining the life of mine plan and providing additional detail of the increased reserves previously announced.
•

Macassa (various royalties) – Reserves of gold ounces at the Macassa mine increased by 37% from the last estimate at December 31, 2014 which includes two years of depletion.  The reserve grade also increased by 7%.

•

Detour (2% royalty) – Detour Gold provided an updated mine plan in response to near-term permitting constraints.  The updated plan assumes a longer mine life and increased life of mine gold production compared to the previous mine plan.

•	Brucejack (1.2% royalty) – Pretium Resources reports that it has stockpiled 187,000 tonnes of ore and has started introducing ore to the crusher.
•	Timmins West (2.25% royalty) – Tahoe Resources expects to provide a maiden reserve estimate for the Gap 144 zone in Q3/2017.
•

Precious Metals — Latin America: GEOs from Latin American precious metals assets represented the largest year-over-year increase.  70,429 precious metal GEOs were earned from Latin America, an increase of 20.4% year-over-year due to higher deliveries from Antapaccay, Guadalupe and Candelaria.

•

Antapaccay (gold and silver stream) – Antapaccay delivered 15,019 GEOs in Q1/2017,  an increase of 68% year-over-year due to only two months of deliveries in Q1/2016, when the stream transaction was closed.

•

Antamina (22.5% silver stream) – 13,130 GEOs from Antamina were sold during the quarter, a decrease compared to 17,781 GEOs in Q1/2016. The year-over-year decrease was expected, as 2016 was an exceptionally strong year of silver production for Antamina.

•

Candelaria (gold and silver stream) – Candelaria earned 22,483 GEOs, compared to 18,626 GEOs in Q1/2016, as expected according to its mine plan. The Los Diques tailings facility construction is progressing on schedule and conceptual studies to increase production from five underground deposits to optimize life-of-mine plan are advancing.

•

Guadalupe (50% gold stream) – The Guadalupe agreement, which became effective in Q3/2016, delivered 19,300 GEOs in Q1/2017, compared to 12,501 under the Palmarejo agreement in Q1/2016, due to higher production year-over-year and a reduction of inventory that had built up from the prior quarter.  Under the Guadalupe agreement, Franco-Nevada pays an ongoing cost of $800 per gold ounce received versus the inflation adjusted cost of $400 per gold ounce under the prior Palmarejo agreement.

•	Cerro Moro (2% royalty) – Yamana Gold reports that the project is on track for mechanical completion by year-end with startup of production expected early next year.
•

Cobre Panama (gold and silver stream) – During the quarter, Franco-Nevada contributed $50.2 million of its share of construction capital for the Cobre Panama project with a total of $512.4 million of its $1 billion commitment contributed as of the end of Q1/2017.  First Quantum reported that the project is over 50% complete as of the end of Q1/2017 and that the project remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019.  Franco-Nevada expects to contribute between $200-$220 million to the project in 2017.

•

Precious Metals — Rest of World:  25,900 GEOs from Rest of World precious metals assets were sold during the quarter,  an increase of 31.8% year-over-year.  This reflected the first full quarter of deliveries from Karma, as well as the sale of ounces which had been received in Q4/2016.

•

Subika (2% royalty) – Newmont formally announced plans to develop a new underground mine and expand plant capacity at its Ahafo operation in Ghana.  Together, the two projects are forecast to add incremental gold production between 200,000 to 300,000 ounces per year during the first five years of production.  The proposed underground mine is estimated to be mostly covered by Franco-Nevada’s 2% royalty.

•

Tasiast (2% royalty) – Kinross reports the Tasiast Phase 1 expansion remains on schedule for full production in Q2/2018. Kinross expects to provide a feasibility for a possible Phase 2 expansion in Q3/2017. This is expected to add an additional 18,000 tonnes per day for a total combined throughput capacity of 30,000 tonnes per day.

•	Karma (fixed gold deliveries and stream) – 5,000 GEOs were sold in the quarter of which 1,250 were received in Q4/2016.
•

Sabodala (fixed gold deliveries and stream)  –7,500 GEOs were sold in the quarter, of which 1,875 were received in Q4/2016. Teranga Gold won the PDAC award for Environmental & Social Responsibility for its work around the Sabodala mine.

•	Edikan (1.5% royalty) – Perseus Mining released an updated mine plan in February envisioning a 6.5 year mine life.
•

Agi Dagi (2% royalty) – Alamos Gold has tabled a positive feasibility report for the project projecting annual production of 177,600 ounces of gold over 5 years.  A positive PEA was also completed for the neighbouring Camyurt project on which Franco-Nevada also holds a royalty.

•

Oil & Gas: Revenue from oil & gas assets increased to $10.9 million in Q1/2017 compared to $3.6 million in Q1/2016,  reflecting higher prices and lower capital expenses year-over-year on the Company’s Canadian assets, as well as the addition of the STACK portfolio of royalties in Q4/2016.  The contribution from the new U.S. royalty assets is expected to become more significant after 2017.

Dividend Increase

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.23 per share. The dividend is a 4.5%  increase from the previous $0.22 per share quarterly dividend and marks the 10th consecutive annual dividend increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 8.3% yield on their cost base.  The dividend will be paid on June 29, 2017 to shareholders of record on June 15, 2017 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”).  Participation in the DRIP is optional.  The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced.  The

DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com.  Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Wednesday,  May 10, 2017 at 8:30 a.m. Eastern Time to review Franco‑Nevada’s Q1/2017 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until May 17th: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 8958319
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q1/2017, the average commodity prices were as follows: $1,219 gold (Q1/2016 - $1,181), $17.42 silver (Q1/2016 - $14.83), $981 platinum (Q1/2016 - $914) and $767 palladium (Q1/2016 - $524).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests;  gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2017	2016
Net Income	$45.6	$30.0
Income tax expense	10.4	8.1
Finance expenses	0.8	1.3
Finance income	(0.9)	(1.1)
Depletion and depreciation	71.5	65.5
Non-cash costs of sales	1.8	1.8
Gain on investments	—	(1.5)
Foreign exchange (gains)/losses and other (income)/expenses	(0.7)	0.3
Adjusted EBITDA	$128.5	$104.4
Basic weighted average shares outstanding	178.5	166.7
Adjusted EBITDA per share	$0.72	$0.63

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2017	2016
Net Income	$45.6	$30.0
Foreign exchange (gains)/losses and other (income)/expenses	(0.7)	0.2
Gain on investments	—	(1.5)
Tax effect of adjustments	(0.1)	(0.7)
Adjusted Net Income	$44.8	$28.0
Basic weighted average shares outstanding	178.5	166.7
Adjusted Net Income per share	$0.25	$0.17

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (unaudited, in millions of U.S. dollars)

	At March 31,	At December 31,
	2017	2016
ASSETS
Cash and cash equivalents (Note 4)	$283.0	$253.0
Receivables	69.1	71.1
Prepaid expenses and other (Note 6)	36.0	37.1
Current assets	388.1	361.2

Royalty, stream and working interests, net (Note 3)	3,665.4	3,668.3
Investments (Note 5)	150.6	147.4
Deferred income tax assets	21.9	21.3
Other assets (Note 7)	21.8	23.4
Total assets	$4,247.8	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities	$16.8	$21.0
Current income tax liabilities	15.1	16.6
Current liabilities	31.9	37.6

Deferred income tax liabilities	41.0	37.5
Total liabilities	72.9	75.1

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,675.6	4,666.2
Contributed surplus	43.2	41.6
Deficit	(330.6)	(336.8)
Accumulated other comprehensive loss	(213.3)	(224.5)
Total shareholders’ equity	4,174.9	4,146.5
Total liabilities and shareholders’ equity	$4,247.8	$4,221.6

Subsequent events (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

 (unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended
	March 31,
	2017	2016
Revenue (Note 10)	$172.7	$132.0

Cost of sales
Costs of sales (Note 11)	39.9	24.4
Depletion and depreciation	71.5	65.5
Total cost of sales	111.4	89.9
Gross profit	61.3	42.1

Other operating expenses (income)
Corporate administration	5.3	5.4
Business development	0.8	0.3
(Gain) on sale of gold bullion (Note 16)	—	(0.6)
Total other operating expenses	6.1	5.1
Operating income (Note 16)	55.2	37.0
Foreign exchange gain (loss) and other income (expenses) (Note 16)	0.7	(0.2)
Realized gain on investments	—	1.5
Income before finance items and income taxes	55.9	38.3

Finance items
Finance income	0.9	1.1
Finance expenses (Note 9)	(0.8)	(1.3)
Net income before income taxes	56.0	38.1

Income tax expense (Note 13)	10.4	8.1
Net income	$45.6	$30.0

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $0.2 (2016 - income tax expense of $0.2) (Note 5)	1.5	15.8
Realized change in market value of available-for-sale investments (Note 5)	—	(1.5)
Currency translation adjustment	9.7	49.5
Other comprehensive income	11.2	63.8

Total comprehensive income	$56.8	$93.8
Basic earnings per share (Note 15)	$0.26	$0.18
Diluted earnings per share (Note 15)	$0.25	$0.18

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (unaudited, in millions of U.S. dollars)

	For the three months ended
	March 31,
	2017	2016
Cash flows from operating activities
Net income	$45.6	$30.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	71.5	65.5
Non-cash costs of sales	1.8	1.8
Share-based payments	1.5	1.3
Unrealized foreign exchange (gain) loss	(0.4)	0.2
Gain on investments	—	(1.5)
Deferred income tax expense	2.6	2.6
Other non-cash items	(0.4)	(0.5)
Acquisition of gold bullion (Note 16)	(5.9)	(15.8)
Proceeds from sale of gold bullion (Note 16)	3.1	24.9
Operating cash flows before changes in non-cash working capital	119.4	108.5
Changes in non-cash working capital:
Decrease in receivables	2.0	15.2
Decrease in prepaid expenses and other	4.1	1.2
Decrease in current liabilities	(5.7)	(0.9)
Net cash provided by operating activities (Note 16)	119.8	124.0

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(61.5)	(516.1)
Acquisition of oil & gas well equipment	(0.4)	(0.7)
Proceeds from sale of investments	—	10.6
Acquisition of investments	—	(0.7)
Net cash used in investing activities (Note 16)	(61.9)	(506.9)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(30.1)	(28.3)
Proceeds from exercise of stock options and warrants	0.1	10.2
Net cash (used in) provided by financing activities	(31.0)	405.4
Effect of exchange rate changes on cash and cash equivalents	3.1	4.6
Net change in cash and cash equivalents	30.0	27.1
Cash and cash equivalents at beginning of period	253.0	149.2
Cash and cash equivalents at end of period	$283.0	$176.3

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$0.6	$1.2
Income taxes paid	$10.1	$5.5

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q1/2017 Report available on our website